Jason W. Aiken

Senior Vice President

Chief Financial Officer

September 7, 2017

Ms. Melissa Raminpour

Branch Chief, Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	General Dynamics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 6, 2017
Form 10-Q for the Quarterly Period Ended July 2, 2017
Filed July 26, 2017
File No. 001-03671

Via Overnight Delivery and EDGAR

Dear Ms. Raminpour:

On behalf of General Dynamics Corporation, please note the company’s responses to comments addressed in your letter dated August 18, 2017. We respectfully submit to the staff that any changes in response to these comments will be made only in our future filings.

Set forth below are our responses to your comments. To assist you in the review process, we have reproduced the comments in bold type.

Note B. Revenue, page 10

General

SEC Comment

1.	Please tell us and disclose, if material, how the adoption of ASC Topic 606 has impacted your accounting for costs to obtain or fulfill a contract, including commissions, bidding cost, and/or pre-production costs. We refer you to the disclosure requirements on ASC 340-40-50-1 through 50-5.

General Dynamics’ Response

The adoption of ASC Topic 606 did not impact our accounting for costs to obtain or fulfill contracts. However, ASC 340-40-25-1 through 25 did impact the presentation of these costs on the consolidated balance sheet. We reclassified amounts on the consolidated balance sheet previously included in unbilled receivables (contracts in process) in accordance with ASC 605-35-25-39.

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September 7, 2017

Assets representing the costs to obtain or fulfill contracts with customers were 0.5 percent and 0.3 percent of current assets and total assets, respectively, on December 31, 2016, and July 2, 2017. Because the asset balances for these costs are not material, we omitted the disclosures in ASC 340-40-50-1 through 50-5, including the closing balance of these assets by category. The relevant disclosures for these balances will be included in our future filings if the balances become material.

Performance Obligations, page 10

SEC Comment

2.	We note some of your contracts have multiple performance obligations. Please tell us and revise to disclose the nature of these performance obligations pursuant to ASC 606-10-50-12(c). For maintenance, support, and warranty services, please provide us with your analysis as to why these services were not separately identifiable in accordance with the guidance of ASC 606-10-25-21, as applicable.

General Dynamics’ Response

Our contracts with multiple performance obligations are generally in our defense businesses. For production programs in these businesses, the product lifecycle generally spans from development to production to post-delivery maintenance and support. In most instances, these services are not contained in the same contract, as it is typical to have separate contracts for various phases of the product lifecycle. However, one or more phases of the product lifecycle are sometimes contained in a single contract. For these contracts, the discrete phases are often assessed as separate performance obligations.

We provide warranties to our customers associated with certain product sales in our defense and Aerospace groups. These warranty services are typically not priced or negotiated separately (there is no option to separately purchase the warranty) or the warranty does not provide customers with a service in addition to the assurance that the product complies with agreed-upon specifications. As we do not account for the warranty services as a separate performance obligation in accordance with ASC 606-10-55-31 and ASC 606-10-55-34, no further disclosure of the warranty services is necessary.

To better assist investors in understanding the performance obligations in our contracts, we propose to augment our future filings to include the following disclosures (additional language in italics):

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC Topic 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. Some of our contracts have multiple

September 7, 2017

performance obligations, most commonly due to the contract covering multiple phases of the product lifecycle (development, production, maintenance and support). For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.

SEC Comment

3.	Given that the majority of your revenue is generated from long-term contracts, please provide us with your analysis on if they contain a significant financing component. If a material portion of your contracts contain a significant financing component, please revise to disclose this information pursuant to ASC 606-10-50-12(b). If you relied upon the practical expedient based pursuant to ASC 606-10-32-18, disclose this pursuant to ASC 606-10-50-22 and confirm the timing between progress payments and transfer of control and payment was not expected to exceed one year.

General Dynamics’ Response

Our analysis concluded that our contracts do not contain a significant financing component and, therefore, no further disclosure is necessary. Our analysis was completed based on the following three contract types: U.S. government contracts, non-U.S. government contracts and commercial contracts.

Under the typical payment terms of our U.S. government contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., biweekly or monthly) or upon achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. These contract assets are not considered a significant financing component because the intent is to protect the U.S. government customer in the event we do not perform on our obligations under the contract.

The payment terms for our non-U.S. government contracts are similar to our U.S. government contracts. However, we sometimes receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities. These advances or deposits are not considered a significant financing component because they are used to provide us with some measure of assurance that the customer will perform on its obligations under the contract.

The majority of our commercial contracts are for business-jet aircraft. Standard payment terms for our contracts for business-jet aircraft generally require deposits to be paid upon contract execution, and then at periodic intervals until final payment at delivery. The initial payment is intended to represent an amount to hold the aircraft manufacturing position and cover liquidated damages, while the payments that follow represent an increasing level of customer commitment to their aircraft and are typical in the Aerospace industry. Therefore, these standard payments are not considered to contain a significant

September 7, 2017

financing component. In certain instances, we enter into contracts that deviate from our standard payment terms. We evaluated these contracts and calculated the impact of the financing component, concluding that the impact was not significant. This evaluation and calculation will be assessed on future contacts with non-standard payment terms, and the amount of consideration will be adjusted if the amount is deemed significant.

Because we assessed all of our contracts for a significant financing component, we did not rely upon the practical expedient in ASC 606-10-32-18.

SEC Comment

4.	You disclose you recognize revenue over time using an input measure (e.g., costs incurred to date relative to total estimated costs at completion). Revise to disclose why this method is a faithful depiction of the transfer of goods or services pursuant to ASC 606-10-50-18(b).

General Dynamics’ Response

Because of the continuous transfer of control to our customers in our defense groups, we primarily recognize revenue over time. Revenue that is recognized over time is typically recognized using an input measure (e.g., costs incurred to date relative to total estimated costs at completion). This method is a faithful depiction of the transfer of goods or services pursuant to ASC 606-10-50-18(b) because it results in the recognition of revenue on the basis of our to-date efforts in the satisfaction of a performance obligation relative to the total expected efforts in the satisfaction of that performance obligation. We believe that the use of an input measure best depicts the transfer of control to the customer, which occurs as we incur costs on our contracts.

To assist in a better understanding of our use of the input measure, we propose to augment our future filings to include the following disclosures (additional language in italics):

Substantially all of our revenue in the defense groups is recognized over time because control is transferred continuously to our customers. Typically, revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material, overhead and, when appropriate, G&A expenses.

SEC Comment

5.

We note that you recognize revenue at a point in time for the manufacture of business-jet aircraft in your Aerospace group, which is generally when the customer accepts the fully outfitted aircraft. Please tell us, and revise to disclose, what significant judgments were evaluated in determining that this was the appropriate point to recognize revenue. Refer to ASC 606-10-25-30 and 606-10-50-19. In addition, please provide us with your analysis

September 7, 2017

regarding whether revenue for your business-jet aircraft should be recognized over time in accordance with ASC 606-10-25-2 through 29. In this regard, please specifically address your consideration of customer deposits and customer specific specifications.

General Dynamics’ Response

We do not recognize revenue over time for our business-jet aircraft because none of the criteria outlined in ASC 606-10-25-27 are met:

•	The customer does not simultaneously receive and consume the benefits provided by our performance. The customer cannot utilize the aircraft for its intended purpose during any phase of the manufacturing process.

•	Our performance does not create or enhance an asset that the customer controls as the asset is created or enhanced. The customer does not control the asset (the customer cannot direct the use of the asset, sell or exchange the aircraft, etc.).

•	Our performance creates an asset with an alternative use, and we do not have an enforceable right to payment for performance completed to date. Contracts for new aircraft have two major manufacturing phases: the manufacture of the “green” aircraft and the aircraft’s outfitting, which includes exterior painting and installation of customer-selected interiors. Prior to green aircraft completion, the aircraft are entirely fungible among any existing or new customer. Subsequent to green aircraft completion, the aircraft is outfitted based on the customer’s selection of company-offered options (exterior painting, interiors, etc.). Fully-outfitted aircraft can be sold to a variety of customers or can be further modified and, therefore, also have an alternative use. Contracts for new aircraft require customer deposits upon contract execution and periodically throughout the production of the aircraft. These deposits are generally refundable. Typically, our contracts contain default remedies, including liquidated damages provisions (for a portion of the total contract price) or cover clauses, which require the customer to cover lost costs and profit when the aircraft is subsequently re-sold to a new customer. Neither the deposits nor the default remedies provide an enforceable right to payment for performance completed to date.

Because revenue for our business-jet aircraft is not recognized over time, revenue is recognized at a point in time. In determining at what point in time to recognize revenue, we evaluated when the customer controls the promised assets, specifically considering the following indicators in ASC 606-10-25-30:

•	We have a present right to payment for the asset.

•	The customer has legal title to the asset.

•	We have transferred physical possession of the asset.

•	The customer has significant risks and rewards of ownership of the asset.

•	The customer has accepted the asset.

The customer controls the asset when the customer accepts the asset. We have determined that this is the appropriate point in time to recognize revenue because the customer acknowledges that the aircraft meets the contractual specifications and is acceptable to the customer through the execution of a memorandum of delivery. This acceptance generally occurs at the final delivery of the fully outfitted aircraft, which is also typically the date when legal title of the asset is transferred to the customer and the customer obtains physical possession of the asset.

September 7, 2017

To clarify the timing of revenue recognition in our Aerospace group, we propose to enhance our future filings to include the following disclosures (additional language in italics):

The majority of our revenue recognized at a point in time is for the manufacture of business-jet aircraft in our Aerospace group. Revenue on these contracts is recognized when the customer obtains control of the asset, which is generally upon delivery and acceptance by the customer of the fully outfitted aircraft.

SEC Comment

Contract Estimates, page 11

6.	With a view towards future disclosures, please help us better understand the general nature of your contract modifications and whether modifications typically add distinct goods or services. Reference is made to ASC 605-10-25-10 and ASC 606-10-50-12(c).

General Dynamics’ Response

Contract modifications are routine in the performance of our contracts, particularly in our defense groups. Contracts are often modified to account for changes in the contract specifications or requirements. Pursuant to ASC 606-10-25-10, we consider contract modifications to exist when the parties to the contract approve a modification that either creates new enforceable rights or changes existing enforceable rights and obligations.

In accordance with the guidance of ASC 606-10-25-12, we evaluate whether contract modifications should be accounted for as separate contracts. In most instances, contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration services we perform. The modifications are, therefore, accounted for as if they were part of the existing contract.

We propose to add the following disclosure in the performance obligations sub-section of the note discussing revenue recognition in our future Form 10-Q and Form 10-K filings:

Contract modifications are routine in the performance of our contracts. Contracts are often modified to account for changes in the contract specifications or requirements. In most instances, contract modifications are for goods or services that are not distinct, and, therefore, are accounted for as part of the existing contract.

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September 7, 2017

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me at (703) 876-3777 with any questions about these matters.

Sincerely,

/s/ Jason W. Aiken
Jason W. Aiken
Senior Vice President and Chief Financial Officer

Cc:	David M. Lynn
Jenner & Block, LLP
1099 New York Avenue, NW
Suite 900
Washington, DC 20001